February 6, 2020

Yves R. Michel
Chief Executive Officer
GME Innotainment, Inc.
208 East 51st Street, Suite 170
New York, NY 10022

       Re: GME Innotainment, Inc.
           Offering Statement on Form 1-A
           Filed January 10, 2020
           File No. 024-11139

Dear Mr. Michel:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed January 10, 2020

General

1. It does not appear that the subscription agreement includes a minimum subscription amount. Please revise the agreement to include this information. Also, reconcile the disclosure on the cover page that the minimum purchase is five million shares with your disclosure on pages 27 and 52 that the minimum purchase is one million shares. In addition, reconcile the disclosure on the cover page that the proceeds will not be placed in an escrow account with the disclosure on page 13 about the escrow account for "this offering" and with the disclosure on page 26 about funds "transferred to the escrow account." Finally revise the disclosure on page 26 to clarify the plan of distribution of the securities in the offering. For example, explain how the securities will be offered and by whom, and expand the disclosure in the eighth paragraph on page 27 to include the address.
 Yves R. Michel
FirstName LastNameYves R. Michel
GME Innotainment, Inc.
Comapany NameGME Innotainment, Inc.
February 6, 2020
Page 2
February 6, 2020 Page 2
FirstName LastName
Company Information, page 6

2. We note your disclosure in the fourth paragraph of this section about the Securities
         Exchange Agreement. Please expand the appropriate section to disclose the annual salary and commission to be paid to Yves Michel mentioned in section 4.4 of the agreement or advise.
Risk Factors, page 9

3. Please add risk factors that highlight the risks related to goodwill, such as possible write downs, and the amount of your debt, such as servicing your debt will require a significant amount of cash. We note the disclosure on page 77 of the amount of goodwill and debt on your balance sheet as of June 30, 2019.
Overview
Sustainable Resources Corporation, page 37

4. Please disclose the material terms of the licenses mentioned in this section. Also, disclose the material terms of the manufacturing and distribution license agreement mentioned on page 14 of the agreement filed as Exhibit 6.5 to your Form 1-A. In addition, it appears that the websites referenced on page 39 are run by other companies. Please revise to explain how they are related to your business.
Executive Compensation, page 44

5. Please update your disclosure to reflect the most recently completed fiscal year. Refer to
         Item 11(a) of Form 1-A.
Certain Relationships and Related Party Transactions, page 46

6. Please revise your disclosure in this section to reflect that the threshold amount for Tier 1 issuers is $50,000. Refer to Item 13(a) of Form 1-A. If appropriate, please expand the disclosure in this section to discuss the issuance of 11,000 shares of Series A Preferred
         Stock mentioned on page 95 in Note 12.
Principal Stockholders, page 48

7. Please ensure that you have identified each beneficial owner, including groups of affiliated persons, of more than 10% of each class of preferred stock. Signatures, page 55

8. Please do not change the form of text required to appear on the Signatures page by Form
         1-A. Also, revise the first half of your signature page to include the title. In addition, revise the second half of your signature page to include the signatures of a majority of the members of your board of directors. For guidance, please see Instruction 1 to Signatures on Form 1-A.
 Yves R. Michel
GME Innotainment, Inc.
February 6, 2020
Page 3

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Claire Erlanger, Staff Accountant, at 202-551-3301 or Melissa
Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff
Attorney, at 202-551-3602 or Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.



                                                             Sincerely,
FirstName LastNameYves R. Michel
                                                             Division of
Corporation Finance
Comapany NameGME Innotainment, Inc.
                                                             Office of
Manufacturing
February 6, 2020 Page 3
cc:       Andrew Coldicutt, Esq
FirstName LastName